UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38748

MOGU Inc.

Huanglong Wanke Center, 23/F

Building No. G

No. 77 Xueyuan Road

Xihu District, Hangzhou, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Resignation and Appointment of Directors

HANGZHOU, China, April 21, 2023 — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a KOL-driven online fashion and lifestyle destination in China, announced that:

(1)	Mr. Yibo Wei (“Mr. Wei”) has resigned as a director of the Company due to personal reasons, effective April 19, 2023; and

(2)

Mr. Xuqiang Yue (Mr. “Yue”) has resigned as a director of the Company and a member of the compensation committee (the “Compensation Committee”) of the board (the “Board”) of directors of the Company due to personal reasons, effective April 19, 2023.

Each of Mr. Wei and Mr. Yue has confirmed that neither of them has disagreement with the Board, nor there is any other matter relating to their resignation as the directors that needs to be brought to the attention of holders of securities of the Company or The New York Stock Exchange (“NYSE”).

The Board further announce that:

(1)	Ms. Qi Feng (“Ms. Feng”) has been appointed as a director of the Company and a member of the Compensation Committee, effective April 21, 2023; and

(2)	Mr. Yiming Fan (“Mr. Fan”) has been appointed as a director of the Company, effective April 21, 2023.

The Compensation Committee consists of two board members, Mr. Andrew Hong Teoh, who is an independent director of the Company and Ms. Qi Feng, who is an executive director of the Company. The Company opts to follow its home country practice in lieu of the requirement under NYSE Section 303A.05(a) to have a compensation committee comprised entirely of independent directors.

The biographical details of Ms. Feng and Mr. Fan are as follows:

Ms. Qi Feng has served as our financial controller since May 2021. Ms. Feng joined the Company in June 2013 as the director of finance department and served as the assistant to the president of the Company from February 2018 to May 2021. Prior to joining us, Ms. Feng worked at State Street Technology (Zhejiang) Co., Ltd. as the reporting manager from 2012 to 2013 and worked for over 6 years at PricewaterhouseCoopers Consultants (Shenzhen) Limited and KPMG Enterprise Consulting Co., Ltd. Ms. Feng received her bachelor’s degree in mathematics in 2003 and master’s degree in financing in 2006 from Zhejiang University.

Mr. Fan is currently serving as the chief executive officer of our Company. He has been working at the Company since 2014, and served as a brand director, a vice president of marketing and a general manager of business prior to his appointment as the CEO. At his prior position, Mr. Fan was in charge of the Company’s live video broadcast, platform operation, marketing, branding public relations and other businesses. At the same time, Mr. Fan serves as a visiting professor at Suzhou University and acted as the final judge of various international marketing communication awards. Prior to joining the Company, Mr. Fan worked at an advertising company for 5 years, which is a member of The American Association of Advertising Agencies. Mr. Fan graduated from Jiangsu Normal University, majoring in advertising.

“I want to congratulate Ms. Feng and Mr. Fan on their new roles at the Company. Their leadership and extensive experience will strengthen the Board and help MOGU fulfil its mission of making fashion accessible to everyone. As we welcome the new additions to our Board, we would also like to thank Mr. Wei and Mr. Yue for their unwavering dedication and service to our Company over the years, Mr. Wei and Mr. Yue played critical roles in forging MOGU into the vibrant company it is today. We extend our heartfelt gratitude to them and wish them the very best in their future endeavors.” commented Mr. Qi Chen as the chairman of Board.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a KOL-driven online fashion and lifestyle destination in China. MOGU provides people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. By connecting merchants, KOLs and users together, MOGU’s platform serves as a valuable marketing channel for merchants, a powerful incubator for KOLs, and a vibrant and dynamic community for people to discover and share the latest fashion trends with others, where users can enjoy a truly comprehensive online shopping experience.

For more information on MOGU, please visit: http://ir.mogu-inc.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. MOGU may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and MOGU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MOGU Inc.

Ms. Qi Feng

+86-571-8530-8201

ir@mogu.com

Christensen

In China

Mr. Eric Yuan

+86-10-5900-1548

eric.yuan@christensencomms.com

In the United States

Ms. Linda Bergkamp

+1-480-614-3004

linda.bergkamp@christensencomms.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGU Inc.

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Chairman

Date: April 21, 2023